UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
Commission File Number 1-3880
NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
(Full title of the Plan)
NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)
6363 Main Street, Williamsville, New York 14221
(Address of principal executive office)

REQUIRED INFORMATION
1.	Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA. See accompanying Index on next page.
2.	Signatures
3.	Exhibit

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page
Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4 - 12

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010	13

Report of Independent Registered Public Accounting Firm
To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan
We have audited the accompanying statements of net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Bonadio & Co., LLP
June 24, 2011
Williamsville, New York

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

Assets:
Investments at fair value:
National Fuel Gas Company Employee Stock Ownership Plan (ESOP) Fund	$75,493,964	$63,131,519
Vanguard 500 Index Fund	24,551,843	22,773,227
Vanguard Retirement Savings Trust	15,656,450	13,402,532
Vanguard Total Bond Market Index Fund	11,897,078	10,347,276
Vanguard STAR Fund	4,646,306	4,041,425
Vanguard Extended Market Index Fund	4,189,756	3,150,225
Vanguard Prime Money Market Fund	3,942,290	3,766,668
Vanguard European Stock Index Fund	3,580,295	3,716,779
Vanguard Pacific Stock Index Fund	1,733,832	1,487,640

	145,691,814	125,817,291
Receivables:
Notes Receivable from Participants	2,586,759	2,507,642

Employer Contributions	126,656	119,143

Participant Contributions	—	—

Dividends Receivable	16,588	15,506

Total Assets	148,421,817	128,459,582

Liabilities:
Dividends Payable to Participants	16,588	15,506

Net Assets Available for Benefits at Fair Value	148,405,229	128,444,076

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(616,517)	(289,740)

Net Assets Available for Benefits	$147,788,712	$128,154,336

The accompanying notes are an integral part of these financial statements.

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	December 31,
	2010	2009

Investment Income from National Fuel Gas Company ESOP Fund	$1,631,768	$1,675,685

Interest and Dividend Income	401,456	379,817

Investment Income from Mutual Funds	1,195,858	1,198,456

Total Investment Income	3,229,082	3,253,958

Net Appreciation in Fair Value of Investments	22,812,403	30,672,032

Interest Income from Notes Receivable
from Participants	138,780	168,200

Employer Contributions	1,320,123	1,241,506

Participant Contributions	4,444,763	4,351,287

Participant Purchase and Loan Fees	(4,920)	(4,945)

Rollovers and Other Individual Transfers Out	(561,686)	(791,299)

Dividend Payments to Participants	(67,356)	(59,620)

Benefit Payments to Participants or Beneficiaries	(11,676,813)	(7,336,593)

Increase In Net Assets Available for Benefits	19,634,376	31,494,526

Net Assets Available for Benefits:
Beginning of Year	128,154,336	96,659,810

End of Year	$147,788,712	$128,154,336

The accompanying notes are an integral part of these financial statements.

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN
     General:
     The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted March 21, 1989, effective as of July 1, 1989, and has been amended since that time. It is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
     During 2003, the Board of Directors of National Fuel Gas Company approved the merger of the National Fuel Gas Company Employees’ Thrift Plan (the “Thrift Plan”) into the Plan, in part, and into another plan, in part. Specifically, the account balances contained in the Thrift Plan’s Government Bond Fund and the Pooled Investment Contract Fund were merged into the Plan. The account balances containing the employer directed investment fund of the Thrift Plan, which consisted of National Fuel Gas Company Common Stock, were merged into another plan. The merger was effective as of August 1, 2003. Funds previously invested in the Government Bond Fund were initially invested in the Vanguard Total Bond Market Index Fund, and funds previously invested in the Pooled Investment Contract Fund were initially invested in the Vanguard Retirement Savings Trust. Former Thrift Plan participants have the option to move these funds into other investment options offered by the Plan and retain the same rights and features of the former Thrift Plan. Former Thrift Plan funds are kept separate from any funds that a participant invests directly into the Plan.
     As of January 1, 2004, an additional Retirement Savings Account benefit was provided to certain participants in the Plan. Participants should refer to the Plan document for more complete information.
     Effective September 28, 2007, the Plan was amended such that the portion of the Trust invested in National Fuel Gas Company Stock Fund A and National Fuel Gas Company Stock Fund B is designated as an Employee Stock Ownership Plan (“ESOP”). The ESOP portion of the Plan is intended to be a stock bonus plan as defined in Treasury Regulations section 1.401-1(b)(1)(iii) and a non-leveraged employee stock ownership plan under the requirements of sections 401(a) and 4975(e) of the Internal Revenue Code. Cash dividends paid with respect to shares of stock held in the ESOP as of the record date for such dividends shall be, at the election of the participant or beneficiary, either (i) paid or distributed in cash to the participant or beneficiary, or (ii) paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock. Except with respect to hardship withdrawals, if a participant or beneficiary fails to make a proper election with respect to a dividend, the participant or beneficiary shall be deemed to have elected to have the dividend paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock.
     Eligibility and Participation:
     Originally, the Plan was established for the benefit of employees of National Fuel Gas Company and its participating subsidiaries (the Company) who were subject to a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers (IBEW), Locals 2154 and 2199 (which consolidated with 2199-J). These employees became eligible to participate in the Plan on July 1, 1989 or, if later, after completing 1,000 hours of service and attaining age 21. Employees subject to collective bargaining agreements between the Company and the IBEW Local 2279 (now consolidated with IBEW Local 2154) and the Service Employee International Union (SEIU) F & O Conference — Local 22 (prior to their consolidation on September 1, 1999, the International Brotherhood of Firemen and Oilers, Locals 22, 23, 25 and 251) also became eligible to participate in the Plan on August 1, 1990 or, if later, after completing 1,000 hours of service and attaining age 21. Certain Plan participants who have completed 12 months of employment, including at least 1,000 hours of service, attained age 21, and whose first hour of service with the Company is credited on or after November 1, 2003 are eligible for the Retirement Savings Account benefit.

     Contributions:
     Plan participants may direct the Company to reduce their base pay by a specified full percentage of at least 2% and not more than 50%. These wage reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants’ behalf. In addition, the Company makes an employer matching contribution that ranges from 1% to 3.5% of the participants’ base pay depending upon their years of service and rate of wage reduction contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. Participants eligible for the Retirement Savings Account benefit receive a Company contribution of 2%, 3% or 4% of the participant’s compensation (in addition to any employer matching contributions under the Plan), depending on the participant’s years of service. The Company contribution in the Retirement Savings Account is participant directed and can be directed into any of the Plan’s investment options except for the Common Stock of National Fuel Gas Company.
     “Base pay” is defined in the Plan as a participant’s basic compensation for a payroll period. An individual participant’s wage reduction contributions to the Plan are subject to ceilings imposed by the Internal Revenue Service. However, Company matching contributions are not subject to such ceilings. The ceiling was $16,500 for 2009 and 2010 and will remain at that level for 2011. However, if a participant is age 50 or over, the ceiling for 2009 and 2010 was $22,000 and will remain at that level for 2011.
     Participants’ accounts, including all wage reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable. Participants’ accounts within the Retirement Savings Account are 100% vested following five years of service for all pre-January 1, 2007 employer contributions, and following three years of service for all employer contributions thereafter. Forfeitures may be used to reduce Company contributions. Forfeitures amounted to $2,963 and $2,164 for the years ended December 31, 2010 and 2009, respectively. Unused forfeitures amounted to $7,701 and $9,858 at December 31, 2010 and 2009, respectively.
     Employer Matching Contributions:
     Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company (National Fuel Gas Company ESOP Fund). This fund also maintains a small cash position in the Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his/her interest in this fund.
     Participants may exchange all or a portion of their National Fuel Gas Company common stock (National Fuel Gas Company ESOP Fund) for an interest in another fund.
     Distributions, Loans and Withdrawals:
     Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan’s limitations and restrictions. In certain cases, participants may postpone receipt of Plan distributions.
     Plan participants may borrow from their accounts in accordance with certain Plan rules. Such loans are shown on the Statement of Net Assets Available for Benefits as Notes Receivable from Participants. Participant loans are valued at their unpaid principal balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
     Former Thrift Plan Participants may, at any time, withdraw the entire value of those amounts transferred to the Plan.
     Participant Accounts:
     Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
     Administration:
     A Tax-Deferred Savings Plan Committee appointed by the Chief Executive Officer of National Fuel Gas Company is the Administrator of the Plan. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company (Vanguard).
     Plan Termination:
     The Company reserves the right in its discretion to amend, suspend, or terminate the Plan at such time as it deems appropriate, subject to the provisions of ERISA. In the event that the Plan is terminated, participants are entitled to all salary reduction contributions, employer matching contributions and earnings thereon within their accounts. Participants with a Retirement Savings Account are entitled to the vested portion of such account.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Accounting:
     The accompanying financial statements are prepared on the accrual basis of accounting.
     As described in Financial Accounting Standards Board (FASB) authoritative guidance regarding the reporting of fully benefit-responsive investment contracts held by a defined-contribution plan, fully benefit-responsive investment contracts are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common/collective trust. As required by the authoritative guidance, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
     The common/collective trust fund is stated at fair value as determined by the Vanguard Retirement Savings Trust based on the fair value of the underlying investments. Its underlying investments in investment contracts are valued at fair value and then adjusted by the issuer to contract value, which represents contributions made less withdrawals plus interest accrued using a crediting rate formula. The crediting rate is the discount rate that equates the estimated future market value with such portfolio’s current contract value. Crediting rates are reset quarterly, but cannot fall below zero. The common/collective trust fund’s underlying investments seek to preserve capital and provide a competitive level of income over time that is consistent with the preservation of capital.
     There are not any unfunded commitments whereby the Plan or its participants are required to invest a specified amount of additional capital at a future date to fund investments that will be made by the common/ collective trust. The common/collective trust fund does not have any significant restrictions on redemptions. Participant-directed redemptions can be made on any business day and do not have a redemption notice period. Certain events, such as a change in law, regulation, administrative ruling or employer-initiated termination of the common/collective trust, may limit the ability of the Plan to transact the common/collective trust fund at contract value. The occurrence of any such events is not considered probable as of December 31, 2010.
     Investment Valuation and Income Recognition:
     Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year. Capital gain distributions are included in investment income.

     Risks and Uncertainties:
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
     Use of Estimates:
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
     Administrative Expenses:
     Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $29,710 and $29,421 for services in connection with the Plan and Trust for the years ended December 31, 2010 and December 31, 2009, respectively. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by a Vanguard investment fund are borne by the participant. Brokerage commissions and similar costs of acquiring or selling securities that are incurred with respect to National Fuel Gas Company common stock held in the National Fuel Gas Company ESOP Fund are paid by the Company. Fees for managing the National Fuel Gas Company ESOP Fund are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.
     Payments of Benefits:
     Benefit payments to participants are recorded upon distribution.
NOTE 3 — FAIR VALUE MEASUREMENTS
     The FASB authoritative guidance regarding fair value measurements establishes a fair value hierarchy and prioritizes the inputs used in valuation techniques that measure fair value. Those inputs are prioritized into three levels. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly at the measurement date. Level 3 inputs are unobservable inputs for the asset or liability at the measurement date. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
     The following table sets forth, by level within the fair value hierarchy, the Plan’s investments that were accounted for at fair value on a recurring basis as of December 31, 2010 and December 31, 2009. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. For the year ended December 31, 2010, no transfers in or out of Level 1 or Level 2 occurred.

Recurring Fair Value Measures:	At Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Investments:
National Fuel Gas Company ESOP Fund	$—	$75,493,964	$—	$75,493,964
Mutual Funds:
Vanguard 500 Index Fund	24,551,843	—	—	24,551,843
Vanguard Total Bond Market Index Fund	11,897,078	—	—	11,897,078
Vanguard STAR Fund	4,646,306	—	—	4,646,306
Vanguard Extended Market Index Fund	4,189,756	—	—	4,189,756
Vanguard Prime Money Market Fund	3,942,290	—	—	3,942,290
Vanguard European Stock Index Fund	3,580,295	—	—	3,580,295
Vanguard Pacific Stock Index Fund	1,733,832	—	—	1,733,832
Common/Collective Trust Fund:
Vanguard Retirement Savings Trust	—	15,656,450	—	15,656,450

Total	$54,541,400	$91,150,414	$—	$145,691,814

Recurring Fair Value Measures:	At Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Investments:
National Fuel Gas Company ESOP Fund	$—	$63,131,519	$—	$63,131,519
Mutual Funds:
Vanguard 500 Index Fund	22,773,227	—	—	22,773,227
Vanguard Total Bond Market Index Fund	10,347,276	—	—	10,347,276
Vanguard STAR Fund	4,041,425	—	—	4,041,425
Vanguard Extended Market Index Fund	3,150,225	—	—	3,150,225
Vanguard Prime Money Market Fund	3,766,668	—	—	3,766,668
Vanguard European Stock Index Fund	3,716,779	—	—	3,716,779
Vanguard Pacific Stock Index Fund	1,487,640	—	—	1,487,640
Common/Collective Trust Fund:
Vanguard Retirement Savings Trust	—	13,402,532	—	13,402,532

Total	$49,283,240	$76,534,051	$—	$125,817,291

     The fair value of the National Fuel Gas Company ESOP Fund reported in Level 2 is based primarily on the quoted market value of National Fuel Gas Company common stock as well as the value of cash positions, such as money market instruments, and receivables at the close of the Plan year. The mutual funds reported in Level 1 are Security and Exchange Commission (SEC) registered investments. The fair values of the Plan’s mutual funds are based on quoted market prices as these instruments have active markets. The fair value of the Plan’s interest in investment contracts through a common/collective trust is based on the fair value of the underlying investments in the common/collective trust at year-end. The audited financial statements of the common/collective trust reported the majority of the investments of the common/collective trust in Level 2, which was the lowest level of input significant to the fair value measurement.

     The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 4 — INCOME TAXES
     The Internal Revenue Service has determined in a letter dated September 9, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). However, the Plan has been amended since receiving the determination letter. Under the FASB’s current authoritative guidance concerning accounting for uncertainty in income taxes, the tax-qualified status of the Plan is deemed to be an uncertainty since events could potentially occur to jeopardize that tax-qualified status. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, the Plan financial statements do not have a liability for unrecognized tax benefits and do not include any provisions for income taxes.
NOTE 5 — PARTIES-IN-INTEREST
     The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Investment income from parties-in-interest amounted to $3,229,082 and $3,253,958 for the years ended December 31, 2010 and December 31, 2009, respectively.
NOTE 6 — INVESTMENTS
     The following investments comprised more than 5% of Plan net assets available for benefits:

	December 31,
	2010	2009
National Fuel Gas Company ESOP Fund	$75,493,964	$63,131,519
Vanguard 500 Index Fund	24,551,843	22,773,227
Vanguard Retirement Savings Trust	15,656,450	13,402,532
Vanguard Total Bond Market Index Fund	11,897,078	10,347,276
     The net appreciation in fair value of investments including realized gains (losses) on investments sold during the years ended December 31, 2010 and 2009 are as follows:

	For the Years Ended
	December 31,
	2010	2009
National Fuel Gas Company ESOP Fund	$18,371,269	$23,682,872
Vanguard 500 Index Fund	2,826,229	4,318,696
Vanguard Extended Market Index Fund	829,377	903,588
Vanguard STAR Fund	335,923	657,888
Vanguard Total Bond Market Index Fund	254,386	169,900
Vanguard Pacific Stock Index Fund	174,872	209,393
Vanguard European Stock Index Fund	20,347	729,695

	$22,812,403	$30,672,032

NOTE 7 — INVESTMENT PROGRAMS
     The funds listed below are the investment options for wage reduction contributions as of December 31, 2010.
     National Fuel Gas Company ESOP Fund:
     The National Fuel Gas Company ESOP Fund seeks long-term growth of capital. The fund invests in National Fuel Gas Company common stock to provide investors the possibility of long-term growth through increases in the value of the stock and the reinvestment of dividends. A small portion of the fund may also be invested in cash investments, such as money market instruments, to help accommodate daily transactions.
     Vanguard 500 Index Fund:
     The Vanguard 500 Index Fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs a “passive management” or indexing investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.
     Vanguard Retirement Savings Trust:
     The Vanguard Retirement Savings Trust seeks to provide current and stable income, while maintaining a stable share value of $1. The fund invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. The fund seeks to achieve its objective by diversifying among high credit-quality investments and investment contracts, which are structured to smooth market gains and losses over time.
     Vanguard Total Bond Market Index Fund:
     The Vanguard Total Bond Market Index Fund seeks to track the performance of a broad, market-weighted bond index. The fund employs a “passive management” or indexing investment approach designed to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Bond Index. This index measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States. This includes government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than one year.
     Vanguard European Stock Index Fund:
     The Vanguard European Stock Index Fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of Europe. The fund employs a “passive management” or indexing investment approach by investing all, or substantially all, of its assets in the common stocks included in the Morgan Stanley Capital International (MSCI) Europe Index. The MSCI Europe Index is made up of common stocks of companies located in sixteen European countries, mostly companies in the United Kingdom, France, Switzerland, and Germany. Other countries represented in the index include Austria, Belgium, Denmark, Finland, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, and Sweden.
     Vanguard Extended Market Index Fund:
     The Vanguard Extended Market Index Fund seeks to track the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks. The fund employs a “passive management” or indexing investment approach designed to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of small and medium sized U.S. companies. The Standard & Poor’s Completion Index contains all of the U.S. common stocks regularly traded on the New York and American Stock Exchanges, and the NASDAQ over-the-counter market, except those stocks included in the Standard & Poor’s 500 Index. The fund invests all, or substantially all, of its assets in stocks of its target index, with nearly 80% of its assets invested in the 1,200 largest stocks in its target index (covering nearly 80% of the index’s total market capitalization), and the rest of its assets in a representative sample of the remaining stocks.

     Vanguard Prime Money Market Fund:
     The Vanguard Prime Money Market Fund seeks to provide current income while maintaining liquidity and a stable share value of $1. The fund invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, and other money market securities. To be considered high-quality, a security generally must be rated in one of the two highest credit-quality categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security). If not rated, the security must be determined by Vanguard to be of quality equivalent to those in the two highest credit-quality categories. The fund will invest more than 25% of its assets in securities issued by companies in the financial services industry. The fund will maintain a dollar-weighted average maturity of 60 days or less.
     Vanguard STAR Fund:
     The Vanguard STAR Fund seeks to provide long-term capital appreciation and income. The STAR Fund invests in a diversified group of other Vanguard mutual funds, rather than in individual securities. The fund follows a balanced investment approach by placing 60% to 70% of its assets in common stocks through eight stock funds; 20% to 30% of its assets in bonds through two bond funds; and 10% to 20% of its assets in short-term investments through a short-term bond fund. The fund’s stock holdings emphasize large-capitalization stocks of domestic companies and, to a lesser extent, a diversified group of stocks in companies located outside the United States. The fund’s bond holdings focus predominately on short and long-term investment-grade corporate bonds and GNMA mortgage-backed securities.
     Vanguard Pacific Stock Index Fund:
     The Vanguard Pacific Stock Index Fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of the Pacific region. The fund employs a “passive management” or indexing investment approach by investing all, or substantially all, of its assets in the common stocks included in the MSCI Pacific Index. The MSCI Pacific Index consists of common stocks of companies located in Japan, Australia, Hong Kong, Singapore, and New Zealand.
NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$147,788,712	$128,154,336
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	616,517	289,740

Net assets available for benefits per Form 5500	$148,405,229	$128,444,076

     The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Increase in net assets available for benefits per the financial statements	$19,634,376	$31,494,526
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	326,777	457,328

Increase in net assets available for benefits per Form 5500	$19,961,153	$31,951,854

NOTE 9 — RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In September 2010, the FASB issued authoritative guidance related to reporting loans to participants by defined contribution plans. The new guidance clarifies how loans to participants should be classified and measured by defined contribution pension benefit plans and should be applied retrospectively to all prior periods presented. This authoritative guidance became effective for the Plan year ended December 31, 2010, and the Plan applied the guidance retrospectively on the Plan’s financial statements as required. The adoption of this guidance was not significant to the financial statements taken as a whole as the unpaid principal balance on loans to participants generally approximates fair value.

SCHEDULE I
NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
EIN:13-1086010 PLAN No. 009
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		(c) Description of Investment
	(b) Identity of Issue,	Including Maturity Date, Rate
	Borrower, Lessor	of Interest, Collateral, Par		(e) Current
(a)	or Similar Party	or Maturity Value	(d) Cost	Value
*	National Fuel Gas Company	ESOP Fund (1,618,163 units)	**	$75,493,964

	Mutual Funds:
*	Vanguard Group of Investment Companies	500 Index Fund (211,983 units)	**	24,551,843

*	Vanguard Group of Investment Companies	Total Bond Market Index Fund (1,122,366 units)	**	11,897,078

*	Vanguard Group of Investment Companies	STAR Fund (243,517 units)	**	4,646,306

*	Vanguard Group of Investment Companies	Extended Market Index Fund (101,545 units)	**	4,189,756

*	Vanguard Group of Investment Companies	Prime Money Market Fund (3,942,290 units)	**	3,942,290

*	Vanguard Group of Investment Companies	European Stock Index Fund (136,652 units)	**	3,580,295

*	Vanguard Group of Investment Companies	Pacific Stock Index Fund (159,506 units)	**	1,733,832

		Total Vanguard Mutual Funds		130,035,364

	Common/Collective Trust (1):
*	Vanguard Group of Investment Companies	Retirement Savings Trust (15,039,933 units)	**	15,656,450

*	National Fuel Gas Company Tax-Deferred Savings Plan	Participant Loan Account (Interest rates range from 4.25% to 10.5%).		2,586,759

	TOTAL			$148,278,573

*	Denotes known party-in-interest to the Plan.

**	Investments are participant directed, thus cost information is not required.

(1)	The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity’s tax identification number is 23-2186884.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
NATIONAL FUEL GAS COMPANY
TAX DEFERRED SAVINGS PLAN
(Name of Plan)

By:	/s/ D.P. Bauer
D.P. Bauer
Treasurer and Principal Financial Officer

By	/s/ K.M. Camiolo
K.M. Camiolo
Controller and Principal Accounting Officer
Date: June 24, 2011

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm